UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64641 / June 10, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14376

In the Matter of	
Diversified Investors Corp. (n/k/a Diverse Holdings Corp.), **Drew Resources, Inc. (n/k/a Galloway Energy, Inc.),** **DTI Medical Corp.,** **DTLL, Inc. (n/k/a Solstice Resorts, Inc.), and** **Dunn's Supply Store, Inc.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO DIVERSIFIED INVESTORS CORP. (n/k/a DIVERSE HOLDINGS CORP.)**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Diversified Investors Corp. (n/k/a Diverse Holdings Corp.) ("Diverse Holdings" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on May 16, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the

Securities Exchange Act of 1934 as to Diversified Investors Corp. (n/k/a Diverse Holdings Corp.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.   Diverse Holdings (CIK No. 724839) is a void Delaware corporation located in Salt Lake City, Utah. At all times relevant to this proceeding, the securities of Diverse Holdings have been registered under Exchange Act Section 12(g). As of May 3, 2011, the company's stock (symbol "DVRH") was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

2.   Diverse Holdings has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended August 31, 2000.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Diversified Investors Corp. (n/k/a Diverse Holdings Corp.) ("Order") on the Respondent and its legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Robert G. Mahony
Administrative Law Judge
Securities and Exchange Commission
100 F St., N.E.
Washington, DC 20549-2557

Neil J. Welch, Jr., Esq.
Division of Enforcement
Securities and Exchange Commission
100 F St., N.E.
Washington, DC 20549-6010

Diversified Investors Corp. (n/k/a Diverse Holdings Corp.)
c/o Mr. Gregory Aurre, President
1721 17th Court
Jupiter, FL 33477

Leonard W. Burningham, Esq.
455 East 500 South, Suite 205
Salt Lake City, UT 84111